Exhibit 99.4

SOS Ltd. Announces Pricing of Approximately $25.0 Million Registered Direct Offering

QINGDAO, China, Jan. 8, 2021 /PRNewswire/ -- SOS Limited (NYSE: SOS) (the “Company” or “SOS”), a high-tech company providing a wide range of data mining and marketing analysis services to its corporate and individual members in China, announced today that it has entered into a securities purchase agreement with certain accredited investors to purchase $25,021,250 worth of its American Depositary Shares (“ADS”) and warrants in a registered direct offering.

Under the terms of the securities purchase agreement, the Company has agreed to sell 13,525,000 ADSs and warrants to purchase 13,525,000 ADS. The warrants will be exercisable immediately upon the date of issuance and have an exercise price of $1.85. The warrants will expire five years from the date of issuance. The purchase price for one ADS and one corresponding warrant will be $1.85. The determination of the purchase price was based on the average of the Company’s closing stock price over the past five trading days.

The gross proceeds to the Company from the registered direct offering are estimated to be $25,021,250 before deducting the placement agent’s fees and other estimated offering expenses. The registered direct offering is expected to close on or about January 12, 2021, subject to the satisfaction of customary closing conditions. The Company intends to use the proceeds from the offering to develop its planned blockchain-based security and insurance technology business as well as for working capital and general corporate use.

Maxim Group LLC is acting as sole placement agent in connection with this offering.

The securities described above are being offered by the Company pursuant to a shelf registration statement on Form F-3 (File No.: 333-250145) filed with the Securities and Exchange Commission (the “SEC”) dated November 17, 2020, and declared effective on November 30, 2020. A prospectus supplement related to the offering will be, filed with the SEC and available on the SEC’s website at http://www.sec.gov. Copies of the prospectus supplement relating to the offering may be obtained, when available, by contacting: Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, by telephone: at (212) 895-3500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About SOS Limited

SOS Limited, through its operating subsidiary, SOS Information Technology Co., Ltd. (“SOS”) is a high-technology company providing a wide range of services to its corporate and individual members, including marketing data, technology and solutions for emergency rescue services. SOS is focused on the research and development of big data, cloud computing, Internet of Things, blockchain and artificial intelligence. We have created a SOS cloud emergency rescue service software as a service (SaaS) platform with three major product categories, including basic cloud (medical rescue card, car rescue card, financial rescue card, mutual assistance rescue card), cooperative cloud (information rescue center, intelligent big data, intelligent software and hardware), and information cloud (News Today, E-Commerce Today). This system provide marketing-related data, technology solutions, and technology-driven big data to clients such as insurance companies, financial institutions, medical institutions, healthcare providers, auto manufacturers, security providers, senior living assistance providers and other service providers in the emergency rescue services industry. SOS has obtained a national high-tech enterprise certification, the title of “big data star enterprise” awarded by Gui’an New District Government, and has registered 96 software copyrights and 2 patents. For more information, please visit: http://www.sosyun.com/

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include timing of the proposed transaction; the business plans, objectives, expectations and intentions of the parties; SOS’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities market acceptance of our products; the ultimate impact of the current Coronavirus pandemic, or any other health epidemic, on our business, our research programs, healthcare systems or the global economy as a whole; our intellectual property; our reliance on third party organizations; our anticipated financial and operating results, including anticipated sources of revenues; our assumptions regarding the size of the available market, benefits of our product offering, product pricing, timing of product launches; management’s expectation with respect to future acquisitions; statements regarding our goals, intentions, plans and expectations, including the introduction of new products and markets; and our cash needs and financing plans and etc. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. SOS may not realize its expectations, and its beliefs may not prove correct. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Additional information concerning these and other factors that may impact our expectations and projections can be found in our periodic filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2019. SOS’s SEC filings are available publicly on the SEC’s website at www.sec.gov. SOS disclaims any obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE SOS Limited